Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following letter was sent to participants in Empire State Building Associates L.L.C.

January 25, 2013

To Participants in Empire State Building Associates L.L.C. (“ESBA”)

Dear Fellow Participants:

Richard Edelman and Steven Edelman have been and are making statements and assertions which are in our view nothing more than lies and deceptions. These two individuals, who are not even ESBA participants, have demonstrated by their statements that they have not read, don’t understand or are intentionally mischaracterizing our disclosure contained in our prospectus/consent solicitation document, even items written in bold on the cover pages.

They have waged a more than yearlong campaign which uses social media, website, e-mails, mailings, and conference calls to spread these lies and deceptions amongst ESBA participants. Now that we have begun our solicitation, we are no longer constrained from commenting extensively on the lies and deceptions that they have spread to ESBA participants.

We strongly urge that you vote “FOR” the proposals.

The latest false and misleading statements were disseminated in the Edelmans’ January “Newsletter,” January 17 conference call, and recent e-mail blasts. We firmly believe that any investor who bases a decision and vote on the Edelmans’ presentations risks material financial damage. Any investor who does so will not achieve the stated benefits of the consolidation and the IPO. Such investor could have a claim against the Edelmans and anyone who assists them in spreading such lies and deceptions. Remember, the Edelmans themselves have no right to vote. The vote rests with the trustees for the trusts of which they are beneficiaries.

As an ESBA participant, you need to know and work with the facts.

We have corrected their many mistakes and misleading statements for nearly a year now through outreach to them and to you. Despite this, they have continuously republished such erroneous information. They have refused to meet with us to discuss the mistakes and misstatements we have identified to them and to receive answers to any question they really may have.

Here are a few of the recent lies and misleading statements made by the Edelmans.

Richard Edelman January 22nd and 23rd Emails

1.	Richard Edelman wrote that he met with the SEC on March 1, 2012 and January 22, 2013 and is “very familiar with what the SEC has done to review the REIT papers,” urging investors to call the SEC to receive a call back “in most cases . . . within an hour.”

•	We call this a deception.

•	Richard Edelman does not have a unique and trusted relationship with the SEC.

•	Virtually any interested party can schedule a meeting with the SEC on any matter before them.

•

We have been in a regular dialogue with the SEC for over a year. Our prospectus/consent solicitation reflects the review and comment process of the SEC staff. Their role is to review carefully our disclosure documents to ensure they contain information that allows an investor to make an informed investment decision.

•	SEC practices do not provide any party with special access to its internal procedures or deliberations.

•	The SEC’s role is to protect investors through disclosure and not to take sides or suggest how investors should vote.

•	The SEC would not have declared our Registration Statement on Form S-4 effective and allowed us to proceed with the solicitation had it found our disclosure inadequate or misleading.

2.	The Edelmans contend that they and those working with them are working with the SEC.

•	We call this a lie.

•	A non-investor agent paid by the Edelmans called investors and left a message that the Edelmans “were working with” the SEC.

•	The Edelmans and those working with them have falsely implied they have a special working relationship with the SEC. They do not.

•	Richard Edelman has insinuated to investors in emails and conversations - with no foundation - that the SEC is conducting some sort of investigation. There is absolutely no support for this claim.

•	SEC practices do not provide any party with special access to its internal procedures or deliberations.

3.	Richard Edelman gives the false impression that the buyout process does not apply to those who vote “AGAINST” or “ABSTAIN” on the proposals.

•	We call this a deception.

•	The risk of buyout applies to all investors when the necessary supermajority is reached and an investor does not consent.

•

After the necessary supermajority is reached, there is a limited window to change a vote as described in full in the prospectus/consent solicitation in several places (for example, on pages 14, 90-92, and 317-318).

•	Such buyout process has been part of ESBA’s organizational documents from inception, and the Edelmans create risk for investors through their partial and misleading description of it.

Edelman January 17 Conference Call

1.	Steven Edelman stated that the exchange value of an ESBA unit is about $220,000, after reduction for taxes, fees and commissions to management, and the override.

•	We call this is a lie.

•

The exchange value, as set forth on page 7 of the prospectus/consent solicitation is more than $323,803 AFTER the voluntary override. There is no commission or other fee applied to this, and there is no tax for an investor who elects operating partnership units.

•	We urge investors to rely on information in the prospectus/consent solicitation you recently received and not on deceptive information presented by the Edelmans.

2.	Steven Edelman said he was told that a prior financial analysis prepared by Martin Cowan is still largely valid and that Martin Cowan only wrote his letter (stating his analysis could no longer be relied upon) under duress.

•	We call this a lie.

•

Martin Cowan’s December 18 letter states specifically that the numbers on which he had based his analysis were changed materially by our subsequent filing, making his prior analysis inapplicable, and recommends to investors that they no longer rely upon such analysis. He also stated that he does not intend to do another analysis.

•

Martin Cowan is an attorney, and was represented by an attorney, in his agreement with Malkin Holdings in which he states “that he is entering into [such] agreement knowingly, voluntarily and freely, and that no threats or coercion of any kind have been directed to him in connection with the negotiation and execution of [such] agreement.”

3.	Steven Edelman said the third-party proposal gives management the power to sell the properties to a buyer which could include the Malkins and at substantially any price the Malkins may choose.

•	We call this a lie.

•

The prospectus/consent solicitation has stated for months clearly in several places, even on the front cover pages and page 47, that the price for a third party sale must be at least 115% of the aggregate exchange value for all the entities and that no member of the Malkin family can be related to the buyer or receive any special benefit from such a sale.

•

The prospectus/consent solicitation states clearly in several places, even on the front cover pages and page 47, that in any third party portfolio sale, the Malkins would receive consideration only on the same basis as all other participants.

4.	Steven Edelman said that the prospectus/consent solicitation does not set out the procedures to be followed after a required supermajority approval has been achieved for the buyout process and that this process set forth in each original participating agreement has been used to threaten investors into consenting.

•	We call this a lie.

•	The only threats of which we are aware were made by the Edelmans on their conference calls and recent emails.

•	The prospectus/consent solicitation repeatedly describes the buyout process (for example, on pages 14, 90-92, and 317-318).

•	Richard Edelman’s email misquotes our solicitation’s buyout description (see above), and Steven Edelman lies about its content.

•	You should rely upon our documents filed with the SEC, not the Edelmans’ false and contradictory characterizations of those documents.

5.	Steven Edelman stated in his January 17 conference call that the Malkins breached their fiduciary duty by remaining silent on the pending tender offer by an unrelated party.

•	We call this a lie.

•	The Malkins promptly sent to all investors and filed with the SEC a Form 14D-9 recommending against such tender.

•	On his call, Steven Edelman was even corrected by an investor.

•

Although Steven Edelman did not receive any such 14D-9 since he is not an investor and does not directly receive mailings, he did not take the responsibility of tracking the public filings before making erroneous statements.

Edelman January Newsletter

1.	The Edelman newsletter does not identify the persons responsible for its content.

•	We view this to be a deception.

•	It uses a format which may mislead readers into thinking its source is Empire State Building Associates (ESBA).

•

The SEC rules provide, as an example of what can be misleading, the failure to identify soliciting material to clearly distinguish it from the soliciting material of any other person soliciting for the same subject.

•	The newsletter’s title is the same as Richard Edelman’s website, though his name is not acknowledged there.

2.	The Edelman newsletter uses old and materially different operating projections for Empire State Building (ESB) than what has been in the prospectus/consent solicitation for months.

•	We view this to be a deception and a lie.

•

Projections in the prospectus/consent solicitation specifically state that they have been prepared only to allow for the determination of the relative valuation among properties being contributed to the REIT and are not to be relied upon for any other purpose, including projecting future results of the REIT.

•	Richard Edelman fails to disclose that the projections used in his newsletter are outdated and materially different.

3.	The Edelman newsletter quotes from prior filings out of context, mixed with opinion statements.

•	We view this to be a deception.

•	It fails to distinguish which statements came from the prospectus/consent solicitation and which are Edelman opinions.

•	It fails to point out what is “boiler plate” disclosure of risks, customary in any such filing, and what is material fact.

4.	The Edelman newsletter says the lessee of ESB (“ESBC”) will “take 50% of the sale price without written proof.”

•	We view this to be a deception.

•

It fails to acknowledge that the S-4 has a detailed explanation (pages 238-243) of the long-term lease rights of ESBC and sharing arrangement under the lease, which are the basis for the allocation of proceeds as part of the valuation process conducted by the independent valuer, Duff & Phelps, LLC.

Whom should you believe?

The Edelmans have no apparent background in real estate in general or in these properties in specific. Their statements indicate they have not done any useful review to gain an understanding of our proposal, or even read and understood the prospectus/consent solicitation, including its cover pages. They have a history, in our view, of making false and misleading statements. In fact, they are passive trust beneficiaries who do not even have a vote on this transaction.

You, however, will be asked to vote on this transaction.

We encourage you to rely on information contained in our public filings with the SEC. We are the same firm and family which wrote the documents which created your investments and has supervised them for more than five decades. These publicly filed documents have been reviewed by the SEC, and we are subject to federal securities laws that require the information to not be materially misstated or misleading.

As always, we are here to answer any of your questions. Please do not hesitate to call MacKenzie Partners 1-888-410-7850, our agent for responding to investor inquiries, so we can address your concerns head-on. This is an important decision that should be based only on the facts.

There are material risks and conflicts of interest associated with the consolidation. The S-4 includes a detailed discussion of the tax consequences of the consolidation under the section entitled “U.S. Federal Income Tax Considerations.” You should carefully review the sections entitled “Risk Factors” and “Conflicts of Interest” in the S-4. No guaranty can be made that participants will receive the anticipated benefits from the consolidation.

We also caution you that this letter contains forward-looking statements, including the potential for more consistent distributions than the status quo, with greater potential for increased distributions as a holder of operating partnership units or common stock than as a participant in ESBA. Such statements are based on our beliefs and expectations, which may not be correct. Important factors could cause such actual results to differ materially from the expectations reflected in these forward-looking statements, including those set forth in the S-4.

We feel confident that when you have reviewed the prospectus/consent solicitation and the other materials sent to you, including the DVD, and had the opportunity to have your questions answered by those who have created and supervised these investments from inception, you will share our conclusion that our new proposal is an exceptional opportunity to increase the value of your investment and the distributions that you receive.

We strongly urge that you vote “FOR” the proposals.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin

Peter L. Malkin	Anthony E. Malkin

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents and supervisor, and each officer and director of them or of Empire State Realty Trust, Inc. (the “REIT”) may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the REIT’s Registration Statement on Form S-4, which have been filed with the SEC.

We urge you to review such Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov. You can also obtain without charge a copy of the prospectus/ consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212-687-8700 at Malkin Holdings LLC.